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                               GRAND MOTION, INC.
                          601 Union Street, Suite 4200
                                Seattle, WA 98101
                              Phone: (206) 652-3283
                               Fax: (206) 652-3205


June 12, 2007

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20002
Mail Stop: 4561

Attention:   Gennifer Gowetski, Attorney-Advisor

Dear Sirs/Mesdames:

Re:      Grand Motion, Inc.  - Registration Statement on Form SB-2
         ---------------------------------------------------------
         Amendment No. 2 - File No. 333-141094
         -------------------------------------

Further to your letter dated May 18, 2007 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Prospectus Summary, page 1
--------------------------

1. We note your response to prior comment 3 and the revised disclosure on page 8. Please expand your disclosure to provide a more detailed explanation of the risks associated with your business and this offering. For example only, please describe the following: the risks associated with a going concern opinion; your expectation to incur operating losses in future periods based on your current plans; your dependence on the funds to be raised in this offering and the lack of assurance that any funds will be raised; and your dependence on the marketing and agency agreement with Avia Mir.

         In addition, please quantify the losses that you have incurred since inception.

             We have amended our disclosure on page 8 to expand the explanation of the risks associated with our business and this offering. We have quantified the losses incurred since inception in the second paragraph on page 8.


2. We note your response to prior comment 4 and the revised disclosure on page 7. In particular, we continue to note your use of the terms "distribute" and "partners." We continue to believe that you should expand your disclosure to explain what you mean by "distribute" and "partners." In addition, please state whether your arrangement includes sharing of profits and losses. If you intend to solely market tours, packages and vacations from tour operators with whom you enter into marketing agreements, please revise your disclosure to so state.

         We have revised our disclosure and stated that we intend to solely market tours, packages and vacations from tour operators and that we will not share profits and losses with Avia Mir.

         The Offering, page 8


3. Please revise the amount of net proceeds presented to agree to the amounts calculated on page 13.

         We have revised the amount of net proceeds.

         Risk Factors, page 9

         Our future success is dependent on our existing key employees...,
         ------------------------------------------------------------------
         page 11
         -------

4. We note your response to prior comment no. 11 and the revised disclosure. We continue to believe that you should identify your current management team, and reissue that portion of the comment.

         We have revised our disclosure to include our current management team.

         Because the SEC imposes additional sales practice requirements...,
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         page 12
         -------
5. We note your response to prior comment no. 13 and the revised disclosure. We continue to note your disclosure on page 33 that you "plan to eventually seek listing on the OTC" and you "intend to apply for listing of the securities on the OTC." As a result, we reissue the comment. Please revise your disclosure throughout the prospectus to note that shares are not listed on the OTCBB, they are quoted.

         We have revised our disclosure to state that shares are quoted on the OTCBB.

         Because our directors will own 57.1%..., page 13

6. We note your response to prior comment no. 14 and the revised disclosure. Please revise the heading of the risk factor to indicate that you only have one director, who will own 57.1% of your outstanding shares.

         We have amended the heading on the risk factor to indicate that we have one director.

Dilution of the Price You Pay for Your Shares, page 15
------------------------------------------------------

7. We note your response to prior comment no. 16 and the revised disclosure on page 15 that if a certain number of shares are sold, "the shareholders acquiring shares in this offering" will own an appropriate percentage of the total number of shares then outstanding for which "you" will have made a cash investment. Please revise your disclosure to clarify that it is the shareholders, acquiring shares in this offering, who will own the shares and make a cash investment.

         We have revised our disclosure to indicate that it is the shareholders, acquiring shares in this offering, who will own the shares and make a cash investment.

         Description of Business, page 18

8. We note your responses to prior comments nos. 20 and 21 and the revised disclosure. We continue to note the following statements:
o "Spa hotels are seeing good growth, with the spa itself being the prime draw, not just an add-on and the sector is currently driving market growth in Europe," page 19;
o "According to the International Spa Association, the sector can be broken down further into mineral spring, club, medical and resort/hotel spa," page 19;
o "Aroma therapeutic messages, skin treatments and natural hot springs are the most popular activities carried out on health and wellness holidays," page 19
o "[M]any countries now actively market themselves as health and wellness destinations," page 19; and o "[S]pa visits are now top on the list of holiday priorities by Eastern European travelers, as they appreciate the high quality of North American spa facilities," page 20.

         We continue to believe that you should provide independent third-party support for industry data and comparative factual assertions included in the disclosure. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. In addition, please provide us with highlighted copies of any study or report that you cite in the disclosure. Please tell us whether the industry reports or studies that you rely on were prepared for you and whether you compensated the parties that prepared these reports or studies. Alternatively, please file the experts' consent as exhibits to the registration statement.

         We have revised our disclosure to remove mention of third-party industry data.

Management's Discussion and Analysis or Plan of Operation, page 25
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Limited Operating History; Need for Additional Capital, page 27


9. We note your response to prior comment no. 25 and the revised disclosure. We continue to believe that you should expand your disclosure to discuss how cost overruns may impact your business and, in particular, whether you believe you will still be able to operate for at least twelve months assuming you raise the minimum amount through this offering and encounter significant cost overruns.

         We have expanded our disclosure to discuss cost overruns and our plan to remain operational for at least twelve months if we encounter significant cost overruns.

Liquidity & Capital Resources, page 27

10. We note your response to prior comment no. 27 and the revised disclosure. Please file a copy of the executed loan agreement with your President as an exhibit to the registration statement.

         We have filed two promissory notes as exhibit

 Part II. Information Not Required in Prospectus

 Undertakings, page 56

11. Please revise this section to include the undertakings required by Item 512(a)(4) of Regulation S-B.

        We have revised the section to include the undertakings required by Item 512(a)(4) of Regulation S-B.


Yours truly,

         /s/ Janetta Voitenkova
-------------------------------
         Grand Motion, Inc.
Janetta Voitenkova, President